UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                        Citadel Broadcasting Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    17285T106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               David Metzman, Esq.
                       c/o Aurelius Capital Management, LP
                         535 Madison Avenue, 22nd Floor
                            New York, New York 10022
                                 (646) 445-6590

                                 with a copy to:

                               Jason Kaplan, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                April 21, 2010
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following pages)
                               (Page 1 of 10 Pages)

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 2 of 10 Pages
----------------------------                        ----------------------------
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Capital Partners, LP

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ------------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- ------------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  6,408,141
              ----------- ------------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- ------------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          6,408,141
------------- ----------- ------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,408,141
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              2.41%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
------------- ------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 3 of 10 Pages
----------------------------                        ----------------------------
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Capital International, Ltd.

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- ------------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- ------------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  8,439,218
              ----------- ------------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- ------------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          8,439,218
------------- ----------- ------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,439,218
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              3.18%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- ------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 4 of 10 Pages
----------------------------                        ----------------------------
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Convergence Fund, Ltd.

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- ------------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- ------------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,412,641
              ----------- ------------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- ------------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          2,412,641
------------- ----------- ------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,412,641
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.91%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- ------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 5 of 10 Pages
----------------------------                        ----------------------------
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Capital Management, LP

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ------------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- ------------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  10,851,859
              ----------- ------------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- ------------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          10,851,859
------------- ----------- ------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,851,859
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              4.08%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
------------- ------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 6 of 10 Pages
----------------------------                        ----------------------------
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Capital GP, LLC

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ------------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- ------------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  6,408,141
              ----------- ------------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- ------------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          6,408,141
------------- ----------- ------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,408,141
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              2.41%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              OO
------------- ------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 7 of 10 Pages
----------------------------                        ----------------------------
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Mark D. Brodsky

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ------------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- ------------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  17,260,000
              ----------- ------------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- ------------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          17,260,000
------------- ----------- ------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              17,260,000
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              6.49%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IN
------------- ------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 8 of 10 Pages
----------------------------                        ----------------------------

ITEM 1.       SECURITY AND ISSUER

          This Amendment No. 1 (the "Amendment") amends the statement on
Schedule 13D filed on April 15, 2010 (the "Original Schedule 13D") relating to the common stock, $0.01 par value (the "Common Stock"), of Citadel Broadcasting Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at: City Center West, Suite 400, 7201 West Lake Mead Blvd., Las Vegas, Nevada 89128. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original
Schedule 13D. This Amendment amends Items 3, 4 and 5 as set forth below.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The Common Stock purchased by the Aurelius Funds was acquired with working capital in open market transactions at an aggregate cost (excluding commissions, if any) of approximately $1,348,879.13.

ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The Aurelius Funds, which for the purposes of this Item 4 shall include Aurelius Convergence Master, Ltd. and Aurelius Capital Master, Ltd., acquired shares of Common Stock for investment in the ordinary course of business because they believed that the shares, when purchased, were undervalued and represented an attractive investment opportunity.

     On December 20, 2009, the Issuer and certain of its affiliates (collectively, the "Debtors") filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York seeking relief under chapter 11 of Title 11 of the United States Code (the "Bankruptcy
Case").

     The Aurelius Funds have filed in the Bankruptcy Case a preliminary opposition to confirmation of the Debtors' First Modified Joint Plan of Reorganization (the "Plan"). This opposition rests on various grounds, most fundamentally on the allegation that the Plan violates the absolute priority rule by overpaying senior creditors and providing no distribution to shareholders of the Debtors and that therefore the Plan is not confirmable under bankruptcy law. In particular, it is the Aurelius Funds' view that the Plan would convey value to the Debtors' prepetition lenders (the "Lenders") in excess of the face amount of their claims (including alleged deficiency claims) against the Debtors. The Plan provides that the Debtors' Lenders would receive over 90% of new common stock of the Issuer and management would receive options equivalent to up to 10% of new common stock under a management incentive program, which could enrich the Debtors' management by more than $100 million. The objection alleges that the Plan rests on a valuation of the Issuer that is far below the reorganized Debtors' true value and is based on stale financial projections which do not reflect the Debtors' recent performance or the marked improvements in financial markets for broadcast companies. The Aurelius Funds believe that the value of the Debtors is significantly greater than the value as described in the Disclosure Statement of the Plan. The objection notes the anticipation of filing a further objection and reserves rights in relation to seeking a continuance of the Plan's confirmation hearing. The Aurelius funds have also requested discovery related to their objection.

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 9 of 10 Pages
----------------------------                        ----------------------------


     The Aurelius Funds intend to pursue and prosecute the objection, described above, and may file related pleadings, respond to pleadings filed by other parties, discuss the formulation of alternative plans with other parties, serve and prosecute discovery and respond to the same, appeal any adverse decisions and respond to any appeals, and more generally become actively involved in the Bankruptcy Case, with the goal of protecting and maximizing the value of the Aurelius Funds' respective investments.

     To the extent permitted by applicable law, rules and regulations, the Reporting Persons may seek to influence the outcome of the Bankruptcy
Case, including, among other things, through (i) direct and/or indirect communications with participants in the Bankruptcy Case and (ii) direct and/or indirect communications with other persons, including other stockholders or creditors of the Issuer.

     Except as set forth herein or as would occur upon completion of any of the actions discussed herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of their securities of the Issuer, (iii) enter into or withdraw from legal proceedings, if any, and/or (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer, depending upon the factors described below and/or other investment considerations. The Reporting Persons disclaim all duties or obligations, if any, to other stakeholders in the Issuer. For the avoidance of doubt, the Reporting Persons do not have any current intention to change or influence the control of the Issuer. The Debtors have alleged in the Bankruptcy Case that the Reporting Persons have violated an order limiting the rights to acquire the Issuer's stock and have sought to force the Reporting Persons to sell their shares; it is the Reporting Persons' belief that these allegations are without merit and they have filed a response to such allegations.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

          The Aurelius Funds entered into transactions in the Common Stock since the filing of the Original Schedule 13D which are set forth on Schedule A. The Aurelius Funds are the only Reporting Persons to have effected transactions in the Common Stock since the filing of the Original Schedule 13D.

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 10 of 10 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: April 23, 2010


AURELIUS CAPITAL PARTNERS, LP           AURELIUS CAPITAL INTERNATIONAL, LTD.

By: Aurelius Capital GP, LLC,           By: Aurelius Capital Management, LP,
    its General Partner                 solely as investment manager and not
                                        in its individual capacity
By: /s/ Mark D. Brodsky
--------------------                    By: Aurelius Capital Management GP, LLC,
Name:  Mark D. Brodsky                  its General Partner
Title: Chairman
                                        By: /s/ Mark D. Brodsky
                                        --------------------
                                        Name:  Mark D. Brodsky
                                        Title: Chairman


AURELIUS CONVERGENCE FUND, LTD.         AURELIUS CAPITAL MANAGEMENT, LP

By: Aurelius Capital Management, LP,    By: Aurelius Capital Management GP, LLC,
solely as investment manager and not    its General Partner
in its individual capacity
                                        By: /s/ Mark D. Brodsky
By: Aurelius Capital Management         --------------------
GP, LLC, its General Partner            Name:  Mark D. Brodsky
                                        Title: Chairman
By: /s/ Mark D. Brodsky
--------------------
Name:  Mark D. Brodsky
Title: Chairman


AURELIUS CAPITAL GP, LLC                 /s/ Mark D. Brodsky
                                         -------------------
                                           MARK D. BRODSKY
By: /s/ Mark D. Brodsky
--------------------
Name:  Mark D. Brodsky
Title: Chairman

                                   SCHEDULE A

          TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CAPITAL PARTNERS
                  SINCE THE FILING OF THE ORIGINAL SCHEDULE 13D

Unless otherwise indicated, all trades were effected in the open market through brokers.


Date of Transaction  Shares Purchased (Sold)  Price Per Share ($)*  Price Range ($)(1)
-------------------  -----------------------  -------------------   ------------------

     4/15/2010             411,014                0.2730                    N/A
     4/19/2010            (148,508)               0.3100               0.30 - 0.32
     4/22/2010             (14.851)               0.3400                    N/A



* Excluding commissions.





(1) The price reported in the column Price Per Share ($)* is a weighted average price if a price range is indicated in the column Price Range ($). These shares were purchased/sold in multiple transactions at prices between the price ranges below. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

       TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CAPITAL INTERNATIONAL
                  SINCE THE FILING OF THE ORIGINAL SCHEDULE 13D

Unless otherwise indicated, all trades were effected in the open market through brokers.


Date of Transaction  Shares Purchased (Sold)  Price Per Share ($)*  Price Range ($)(2)
-------------------  -----------------------  -------------------  ------------------

     4/15/2010              588,986               0.2730                    N/A
     4/19/2010             (195,579)              0.3100               0.30 - 0.32
     4/22/2010              (19.558)              0.3400                    N/A


* Excluding commissions.





(2) The price reported in the column Price Per Share ($)* is a weighted average price if a price range is indicated in the column Price Range ($). These shares were purchased/sold in multiple transactions at prices between the price ranges below. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

          TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CONVERGENCE FUND
                  SINCE THE FILING OF THE ORIGINAL SCHEDULE 13D

Unless otherwise indicated, all trades were effected in the open market through brokers.


Date of Transaction  Shares Purchased (Sold)  Price Per Share ($)*  Price Range ($)(3)
-------------------  -----------------------  -------------------  ------------------

     4/19/2010            (55,913)                0.3100               0.30 - 0.32
     4/22/2010             (5.591)                0.3400                    N/A


* Excluding commissions.





(3) The price reported in the column Price Per Share ($)* is a weighted average price if a price range is indicated in the column Price Range ($). These shares were purchased/sold in multiple transactions at prices between the price ranges below. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.